KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING DECEMBER 31, 2001



                           STATEMENT OF INCOME (LOSS)


TRADING INCOME (LOSS)
Realized Trading Gain/(Loss) .........................    $(259,976.96)
Change in Unrealized Gain/(Loss) .....................    $ 391,909.15
Gain/(Loss) on Other Investments .....................    $   2,423.27
Brokerage Commission .................................    $(146,319.05)
                                                          ------------
Total Trading Income .................................    $ (11,963.59)

EXPENSES
Audit Fees ...........................................    $       0.00
Administrative and Legal Fees ........................    $  81,372.42
Management Fees ......................................    $       0.00
Incentive Fees .......................................    $  22,425.01
Other Expenses .......................................    $       0.00
                                                          ------------
Total Expenses .......................................    $ 103,797.43

INTEREST INCOME ......................................    $  25,855.17

NET INCOME (LOSS) FROM THE PERIOD ....................    $ (89,905.85)
                                                          ============


                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month ...................................    $15,962,078.56
Addition .............................................    $   331,900.00
Withdrawal ...........................................    $   (78,695.31)
Net Income/(loss) ....................................    $   (89,905.85)
                                                          --------------
Month End ............................................    $16,125,377.40

Month End NAV Per Unit ...............................            $96.48

Monthly Rate of Return ...............................             -0.56%
Year to Date Rate of Return ..........................             -0.54%


                    To the best of our knowledge and belief,
                 the information above is accurate and complete:


/s/ KENNETH A. SHEWER                      /s/ MARC S. GOODMAN
-------------------------------            -------------------------------------
    Kenneth A. Shewer, Chairman                Marc S. Goodman, President


                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

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December 2001                              -------------------------------------
                                           KENMAR
SUMMARY                                    -------------------------------------
                                           GLOBAL
                                           -------------------------------------
                                           TRUST
                                           -------------------------------------
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Kenmar Global Trust (KGT) ended December down -0.56%, net of fees and expenses, as profits realized in the currency, global stock index and grain markets were offset by unprofitable positions in the global interest rates, tropicals, metals and energies. The Net Asset Value per unit of KGT was $96.48 as of December 31, 2001.

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Allocation Assets to Advisors

                                         Dec. 1, 2001          Jan. 1, 2002
                                         ------------          ------------

          Beacon .....................        5%                    5%
          C-View .....................       25%                   25%
          Grinham ....................       24%                   24%
          Transtrend .................       24%                   25%
          Winton .....................       22%                   21%

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The Federal Reserve made its 11th interest rate cut in December, prompted by rising unemployment and cloudy economic outlook. The move brought interest rates to below 2% for the first time in 40 years. The net effect on U.S. stock markets, however, was negligible as they capped off a generally buoyant fourth quarter unchanged. December's early upward momentum was ultimately tempered by less favorable economic reports, a round of poor corporate earnings and the failure of the White House to gain approval of its proposed economic stimulus package. European stock indices traced the U.S. markets for much of the month. In U.S. bond markets, the good outweighed the bad as prices whipsawed, ultimately ending the month lower reflecting expectations for an end to further Federal Reserve easing and a more positive outlook that the U.S. economy was poised for a turnaround. Prices of European bond markets similarly ended the month lower. Conversely, prices for Japanese Government bonds rose as the Bank of Japan committed to increasing its purchases of bonds as one step to help the struggling economy. In the currencies, the market was preoccupied with the deterioration of the Japanese yen as it slumped precipitously against the U.S. dollar and the euro. Outside of the Japanese yen, the British pound rallied as U.K. economic prospects continue to support the pound, despite ongoing speculation of its imminent entry to the European Union.

Crude prices vacillated throughout the month, at first rising as Israeli-Palestinian violence rekindled fears of potential supply disruptions from the oil-rich Middle East. Prices soon fell from those levels on a combination of factors including OPEC's decision to delay production cuts, forecasts of softer demand and unseasonable warm weather in the Northeast. In the metals, silver prices rallied on tight physical supplies while copper came under pressure on reports of an increase in warehouse supplies. Similarly, soybean prices trended lower on rumors of a huge South Amercian crop; corn prices also trended lower throughout the month. After trending sharply higher last month, cocoa prices consolidated moving within a wide price band. The upward trend in sugar prices also stalled in December.

To the best of my knowledge and belief, the above information is accurate and complete.


Sincerely,

/s/ ESTHER ECKERLING GOODMAN
--------------------------------
    Esther Eckerling Goodman
    Chief Operating Officer and
    Senior Executive Vice President
    Kenmar Advisory Corp., as Managing Owner
    Kenmar Global Trust


At the request of KGT, Beacon no longer trades stock indices for the Fund's account; the Meka program remains unchanged in all other respects. There can be no assurance that such modification will enhance the performance of the Meka program (or reduce losses in unprofitable periods).


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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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        KENMAR                                  For further information contact
  KENMAR ADVISORY CORP.                         Kenmar Securities, Inc.
                                                Two American Lane
                                                PO Box 5150
                                                Greenwich, CT 06831
                                                Tel 203.861.1025
                                                Fax 203.552.1500